Exhibit (a)(10)

                          CIRRUS LOGIC, INC. ANNOUNCES
                          STOCK OPTION EXCHANGE PROGRAM



     Austin, Texas--November 20, 2002--Cirrus Logic, Inc. (NASDAQ: CRUS) announced today that its Board of Directors approved a voluntary stock option exchange program for its eligible employees.

     The stock option exchange program will offer eligible employees who hold options under certain of its option plans the opportunity to cancel those options in exchange for new options, with an exercise price equal to the last reported sales price for Cirrus Logic's common stock on the Nasdaq National Market on the date of the grant. The grant date of the new options will be no earlier than six months and one day after the tendered options are cancelled.

     For each option tendered for exchange that is accepted, eligible employees will receive a new option exercisable for the number of shares that were subject to the tendered option multiplied by three-fourths (0.75), as adjusted for any stock split, combination or similar event occurring prior to the grant date of the new option.

     Members of the Board of Directors of Cirrus Logic and its executive officers are not eligible to participate in the stock option exchange program.

     The stock option exchange program is being structured to comply with FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation." Cirrus Logic expects that there will be no variable compensation charges to the company as a result of the stock option exchange program. The terms and conditions of the stock option exchange program are contained in a Tender Offer Statement on Schedule TO that Cirrus Logic filed with the Securities and Exchange Commission earlier today.

Cirrus Logic, Inc.
Cirrus Logic is a premier supplier of high-performance analog and DSP chip solutions for consumer entertainment electronics that allow people to see, hear, connect, and enjoy digital entertainment. Building on its global market share leadership in audio integrated circuits and its rich mixed-signal patent portfolio, the company targets mainstream audio, video and Internet entertainment applications in the consumer entertainment market. Cirrus Logic operates from headquarters in Austin, Texas, with offices in California, Colorado, Europe, Japan and Asia.

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Cirrus Logic is a registered trademark of Cirrus Logic, Inc. All other product names noted herein may be trademarks of their respective holders.